

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

<u>Via E-mail</u>
Michael Ward
President and Chief Executive Officer
Silver Butte Co.
45 N.E. Loop 410, Suite 495
San Antonio, TX 78216

> **Re: Silver Butte Co.**
> **Form 10-K for Fiscal Year Ended August 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 12, 2011**
> **Form 8-K, as Amended**
> **Originally Filed January 14, 2011**
> **Preliminary Information Statement on Schedule 14C, as Amended**
> **Originally Filed January 14, 2011**
> **File No. 1-05790**

Dear Mr. Ward:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Gregory M. Wilson, Esq.